# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextNRG, Inc., CIK 0001817004
CUSIP: 652941105
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001493152-21-023629
Filed by CIK 0001128728
Persons authorized to receive notices and communications: Michael D. Farkas, 407 Lincoln Road, Suite 9F, Miami Beach, Florida (FL), 33139, (305) 907-7600

## Reporting persons
- Michael D. Farkas (CIK 0001128728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 74,232,561; shared voting power 0; sole dispositive power 74,232,561; shared dispositive power 0; aggregate amount beneficially owned 74,232,561 (61.276% of the class)
  Comment: Includes (i) 61,150,968 shares of Common Stock held directly (including, without limitation, 42,372,880 Shares subject to vesting and forfeiture as provided for in the Exchange Agreement (as defined below)), (ii) 154,827 shares of Common Stock held by SIF Energy LLC, (iii) 26,578 shares of Common Stock held by Balance Labs, Inc., (iv) 12,900,188 shares of Common Stock held by Inductive Holdings LLC, and (v) 719,424 shares of Common Stock which may be issued upon the conversion of 140,000 shares of Series B Preferred Stock held directly, each with a stated value of $10.00 per share, at 70% of $2.78 (the minimum price on the date of issuance). Based upon 121,144,102 Shares issued and outstanding as of June 20, 2025, as disclosed in that certain Prospectus Supplement filed pursuant to Rule 424(b)(5) of the Issuer filed with the U.S. Securities and Exchange Commission ("SEC") on June 20, 2025. The Reporting Person has voting and dispositive power over the Common Stock held by SIF Energy LLC, Balance Labs, Inc. and Inductive Holdings LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: NextNRG, Inc.
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Comment: The class of equity securities to which this Amendment No. 4 (this "Amendment") to that certain Schedule 13D filed with the SEC as of September 24, 2021 ("Schedule 13D", and together with Amendment No. 1 to Schedule 13D filed with the SEC on June 10, 2024, Amendment No. 2 to Schedule 13D filed with the SEC on August 29, 2024, Amendment No. 3 to Schedule 13D filed with the SEC on February 19, 2025,and this Amendment, collectively, the "Amended Schedule 13D") relates is the shares of common stock, $0.0001 par value per share (the "Shares") of NextNRG, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 67 NW 183rd Street, Miami, Florida 33169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment amends the Amended Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Michael D. Farkas (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 407 Lincoln Road, Suite 9F, Miami Beach, Florida 33139.
Present principal occupation or employment: The Reporting Person is the President of the Farkas Group, Inc., the Manager of SIF Energy LLC, the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., and the founder, and the Chief Executive Officer and Executive Chairman of the Issuer.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person engaged in certain transactions in respect of the Shares of the Issuer as disclosed in those certain statements of changes in beneficial ownership on Form 4 as filed with the SEC on March 26, 2025, March 31, 2025, April 17, 2025 and June 20, 2025.

Further, the Reporting Person received 245,689 Shares as payment for commitment fees pursuant to certain promissory notes issued by the Issuer to NextNRG Holding Corp. dated as of May 20, 2024, May 28, 2024, June 2, 2024, June 10, 2024, June 28, 2024, July 5, 2024, July 10, 2024, July 22, 2024, August 6, 2024 and August 14, 2024 in the aggregate principal amount of $1,400,000.

Finally, the Reporting Person received 60,167,275 Shares and Inductive Holdings LLC received 12,900,188 Shares pursuant to the Second Amended and Restated Exchange Agreement dated June 11, 2024, as amended on July 22, 2024 and on September 25, 2024 (the "Exchange Agreement") entered into among the Issuer, the members of Next Charging LLC (the "Members") and the Reporting Person, as the representative of the Members.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, he may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in the Amended Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure is based upon 121,144,102 Shares issued and outstanding as of June 20, 2025, as disclosed in that certain Prospectus Supplement filed pursuant to Rule 424(b)(5) of the Issuer filed with the U.S. Securities and Exchange Commission ("SEC") on June 20, 2025. As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 74,232,561 Shares, which constitutes 61.276% of the issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 74,232,516 Shares, which includes 42,372,880 Shares subject to vesting and forfeiture as provided for in the Exchange Agreement.
Transactions in the class effected during the past sixty days: As disclosed in that certain statement of changes in beneficial ownership on Form 4 filed with the SEC on June 20, 2025, the Reporting Person engaged in a certain bona fide gift transaction on June 20, 2025.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person received 60,167,275 Shares and Inductive Holdings LLC received 12,900,188 Shares pursuant to the Exchange Agreement entered into among the Issuer, the Members and the Reporting Person, as the representative of the Members.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Michael D. Farkas: /s/ Michael D. Farkas, Michael D. Farkas (06/23/2025)